1235 Water Street

East Greenville, PA 18041

Tel 215 679-1300

Fax 215 679-1013

Michael A. Pollner

Vice President

General Counsel and

Secretary

July 22, 2010

Terence O’Brien, Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

RE:	Knoll, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Form 10-Q for the fiscal quarter ended March 31, 2010
Definitive Proxy Statement filed March 24, 2010
File No. 001-12907

Dear Mr. O’Brien:

Knoll, Inc. (“Knoll,” “us,” “we” or “our”) is responding to the Staff’s comment letter dated July 7, 2010, with respect to the above-referenced filings.  For the Staff’s convenience, we have set forth below in bolded text the Staff’s comment, followed by our response.

Definitive Proxy Statement on Schedule 14A filed on March 24, 2010

Executive Compensation, page 19

Long-term Incentive Compensation - Equity Grants, page 22

1.              We note your response to comment nine in our letter dated June 7, 2010.  It is unclear, however, how the equity compensation is intended to complement your short-term annual cash compensation, considering also that such correlation is not currently discussed in your proxy statement.  In addition, while we understand that the equity compensation levels are not derived through the application of a formula, but through the exercise of the compensation committee’s collective judgment, your disclosure must discuss how the committee determined that such equity award levels were appropriate and effective in aligning the interest of the executive officers with the interest of your stockholders, among other things.  Please revise your disclosure in future filings accordingly.

Response:

We acknowledge the Staff’s comment and will revise our future disclosure accordingly.  Specifically, we will provide additional disclosure in subsequent filings to further explain how we intend equity grants with vesting periods of three to five years to complement our short-term cash compensation programs (i.e., salary and annual incentive compensation programs) which are tied to one-year performance periods.  We generally believe that executive officers who have a substantial portion of their overall compensation tied to longer-term time horizons through, in our case, the receipt of equity grants, will be motivated to act in the company’s (and our stockholders’) longer-term interests, whereas an executive officer who is compensated on strictly an annual performance basis may not sufficiently focus on longer-term considerations for the Company.  Accordingly, our executive compensation programs attempt to strike an appropriate balance for our executive officers between the shorter-term cash-based compensation programs and longer-term equity compensation grants.

In subsequent disclosure, we will explain in more detail that our compensation committee relied on its discretion in determining that the specific equity award levels were appropriate and effective in aligning the interest of the executive officers with the interests of stockholders.  As explained previously, there is no formula that is applied or external benchmark that is considered in making these determinations.  Rather, the determination is a result of the committee’s discretion and judgment as to what is appropriate in light of all of the circumstances, including the Company’s strategic and operational objectives, the Company’s stock price, the responsibilities of the Company’s executive officers, the amounts of the executive officers’ then-outstanding equity awards and any other factors that the compensation committee determines are relevant.  Our disclosure will further explain that in exercising its discretion, the compensation committee relies on the individual experiences and perspectives of its members and dialogue with our chief executive officer in evaluating whether the specific recommended grant levels will have the desired effect of motivating our executive officers, as described above.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosures in the filings noted above; that your comments or changes we make to disclosures in response to your comments do not foreclose the Securities and Exchange Commission from taking any action with respect to our filings; and that we may not assert your comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the Untied States.

We hope this sufficiently addresses your comment.  If you have additional questions or comments, please feel free to contact me.

Sincerely,

/s/ Michael A. Pollner
Michael A. Pollner
Vice President, General Counsel and Secretary

cc:	Andrew B. Cogan, CEO, Knoll, Inc.
Era Anagnosti
Tracey McKoy
Al Pavot
David M. Lynn, Esq.